UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

_______________

H-CYTE, INC.

(Name of Issuer)

Common Stock, $.001 par value per share

(Title of Class of Securities)

404124109

(CUSIP Number)

FWHC Holdings, LLC
Attn: J. Rex Farrior, III
1306 W Kennedy Blvd
Tampa, Florida 33606

(813) 251-0955

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 15, 2019

(Date of Event which Requires Filing of this Statement)

_______________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

13D

CUSIP No. 404124109	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) FWHC Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 29,339,514
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 29,339,514
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,339,514
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.8%(1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)	Assumes (a) conversion of all shares of Series D Convertible Preferred Stock (the “Series D Preferred Stock”) acquired by FWHC Holdings, LLC and (b) exercise of all warrants to purchase Common Stock acquired by FWHC Holdings, LLC into/for shares of common stock of the Issuer (the “Common Stock”) and calculated based on 99,545,788 shares of Common Stock outstanding as of November 15, 2019, as reported by the Issuer to the FWHC Holdings, LLC. Each share of Series D Preferred Stock is convertible any time at the option of the holder into the number of shares of Common Stock determined by dividing the Original Issue Price of the Series D Preferred Stock by the Series D Conversion Price then in effect. As of November 15, 2019 and as of the date this Schedule 13D is filed, the Original Issue Price of the Series D Preferred Stock is $40.817 and the Series D Conversion Price is $0.40817.

13D

CUSIP No. 404124109	Page 3 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) HOA Capital LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 29,339,514
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 29,339,514
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,339,514
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.8%(1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)	Assumes (a) conversion of all shares of Series D Convertible Preferred Stock (the “Series D Preferred Stock”) acquired by FWHC Holdings, LLC and (b) exercise of all warrants to purchase Common Stock acquired by FWHC Holdings, LLC into/for shares of common stock of the Issuer (the “Common Stock”) and calculated based on 99,545,788 shares of Common Stock outstanding as of November 15, 2019, as reported by the Issuer to the FWHC Holdings, LLC. Each share of Series D Preferred Stock is convertible any time at the option of the holder into the number of shares of Common Stock determined by dividing the Original Issue Price of the Series D Preferred Stock by the Series D Conversion Price then in effect. As of November 15, 2019 and as of the date this Schedule 13D is filed, the Original Issue Price of the Series D Preferred Stock is $40.817 and the Series D Conversion Price is $0.40817.

13D

CUSIP No. 404124109	Page 4 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) J. Rex Farrior, III
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 29,339,514
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 29,339,514
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,339,514
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.8%(1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Assumes (a) conversion of all shares of Series D Convertible Preferred Stock (the “Series D Preferred Stock”) acquired by FWHC Holdings, LLC and (b) exercise of all warrants to purchase Common Stock acquired by FWHC Holdings, LLC into/for shares of common stock of the Issuer (the “Common Stock”) and calculated based on 99,545,788 shares of Common Stock outstanding as of November 15, 2019, as reported by the Issuer to the FWHC Holdings, LLC. Each share of Series D Preferred Stock is convertible any time at the option of the holder into the number of shares of Common Stock determined by dividing the Original Issue Price of the Series D Preferred Stock by the Series D Conversion Price then in effect. As of November 15, 2019 and as of the date this Schedule 13D is filed, the Original Issue Price of the Series D Preferred Stock is $40.817 and the Series D Conversion Price is $0.40817.

CUSIP No. 404124109	Page 5 of 8 Pages

Item 1.	Security and Issuer.

This Statement relates to the beneficial ownership by FWHC Holdings, LLC (“FWHC”), HOA Capital LLC (“HOA Capital”) and J. Rex Farrior, III (collectively, the “Reporting Persons”) of shares of common stock, $0.001 par value (the “Common Stock”) of H-Cyte, Inc., a Nevada corporation (the “Issuer”), issuable upon conversion of Series D Convertible Preferred Stock, $0.001 par value (the “Series D Preferred Stock”) of the Issuer and the exercise of warrants to purchase shares of Common Stock, in each case as acquired by the Reporting Persons. The Issuer has its principal executive offices at 201 East Kennedy Boulevard, Suite 700, Tampa, Florida 33602.

Item 2.	Identity and Background.

The acquirer of the securities to which this Statement relates is FWHC. HOA Capital is the sole manager of FWHC. Mr. Farrior is the manager of HOA Capital. As a result, each of HOA Capital and Mr. Farrior may be deemed to share voting and dispositive power with respect to the securities held by FWHC.

The business address of each of FWHC, HOA Capital and Mr. Farrior is 1306 W Kennedy Blvd, Tampa, Florida 33606. FWHC and HOA Capital are each principally engaged in the business of investment in securities. The present principal occupation of Mr. Farrior is also investment in securities.

During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of the Reporting Persons have been party to a civil proceeding of a judicial or administrative body of competent jurisdiction or have been or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

FWHC and HOA Capital are each limited liability companies duly organized in the State of Delaware. Mr. Farrior is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

On November 15, 2019, the Reporting Persons acquired through a private placement in connection with the Issuer’s sale of Series D Preferred Stock pursuant to a Securities Purchase Agreement (the “SPA”), 146,997.57 shares of Series D Preferred Stock of the Issuer for a purchase price of $40.817 per share, along with a 10-year warrant to purchase up to 14,669,757 shares of common stock of the Issuer, par value $0.001 per share (the “Common Stock”) at an exercise price of $0.75 per share. The Reporting Persons did not pay additional consideration for the warrant. The Reporting Persons used available working capital for this purchase.

Item 4.	Purpose of the Transaction.

The information set forth in Item 3 hereof is incorporated herein by reference.

The SPA contemplated that the Issuer would seek to raise up to $9,750,000 through a private placement of Series D Preferred Stock. In accordance with the SPA, on November 15, 2019, the Issuer issued 146,997.57 shares of Series D Preferred Stock to the Reporting Persons. Simultaneously with its issuance of Series D Preferred Stock to the Reporting Persons, the Issuer also issued to the Reporting Persons a warrant to purchase an aggregate of 14,699,757 shares of the Issuer’s Common Stock (collectively with the Series D Preferred Stock, the “Securities”).

The Reporting Persons currently own the Securities solely for the purpose of investment and intend to review this investment on a continuing basis. Depending on various factors, including but not limited to the Reporting Persons’ respective businesses, financial positions, strategic directions and prospects, price levels of the Common Stock, conditions of the securities markets, and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they may deem appropriate, including but not limited to changing their current intentions, with respect to any or all matters required to be disclosed in this Statement. Without limiting the foregoing, the Reporting Persons may, from time to time, acquire or cause their respective affiliates to acquire additional shares of capital stock of the Issuer, dispose of some or all of their Securities or continue to hold the Securities (or any combination or derivative thereof).

CUSIP No. 404124109	Page 6 of 8 Pages

Except as set forth herein, or as would occur upon completion of any of the matters discussed herein, the Reporting Persons have no present plans or proposals that would relate to or result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D of the Securities Exchange Act of 1934; provided that the Reporting Persons may, at any time, review or reconsider their position with respect to the Issuer and reserve the right to develop such plans or proposals.

Item 5.	Interest in Securities of the Issuer.

(a) Following the transactions described in Items 3 and 4, the Reporting Persons are deemed to beneficially own 29,339,514 shares of Common Stock of the Issuer or 22.8% of the outstanding shares of Common Stock. The percentage is calculated based on 99,545,788 shares of Common Stock outstanding based on information provided by the Issuer, assumes conversion of all shares of Series D Preferred Stock of the Issuer held by FWHC into Common Stock (which as of November 15, 2019 and as of the date of filing of this Statement, were convertible into 14,699,757 share of Common Stock) and 14,699,757 shares of Common Stock issuable upon exercise of warrants held by FWHC to purchase shares of Common Stock.

(b) The following table sets forth the number of Shares as to which each Reporting Person has (i) the sole power to vote or direct the voting of the Securities, (ii) the sole power to dispose or to direct the disposition of the Shares, or (iii) shared power to vote or direct the vote or dispose or direct disposition of the Securities:

Reporting Person	Sole Voting Power	Sole Power of Disposition	Shared Voting and Power of Disposition
FWHC Holdings, LLC	0	0	29,339,514
HOA Capital LLC	0	0	29,339,514
J. Rex Farrior	0	0	29,339,514

(c) Except as set forth in Item 4 above, during the last 60 days (and in the 60 days immediately preceding November 15, 2019), no transactions in the Securities were effected by the Reporting Persons.

(d) No persons other than the Reporting Persons have the right to receive or to direct the power to receipt of dividends from, or the proceeds from the sale of Securities owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In connection with the investment by FWHC, the Issuer, FWHC and certain key holders entered into a Right of First Refusal and Co-Sale Agreement (the “RFRC Agreement”) which provides for certain rights with respect to the shares held by FWHC and the key holders. The key holders are identified in the RFRC Agreement and include the Issuer’s principal stockholder RMS Shareholder, LLC and the Issuer’s CEO, William E. Horne.

The Issuer, FWHC and certain other holders of the Issuer’s voting stock entered into a Voting Agreement (“Voting Agreement”) with respect to the size and composition of the Issuer’s Board of Directors and certain other items if requested by FWHC.

In connection the investment by the Reporting Person, the Issuer and FWHC entered into an Investors’ Rights Agreement (the “IRA”) which provided FWHC with additional rights including but not limited to, registration rights, board observer rights, and a right of first refusal for future offerings.

The foregoing descriptions of the SPA, RFRC Agreement, Voting Agreement and IRA are qualified in their entirety by references to the full, context of each of the agreements, copies of which are filed as Exhibits 1, 2, 3 and 4 hereto..

CUSIP No. 404124109	Page 7 of 8 Pages

Item 7.	Material to be Filed as Exhibits.

Exhibit 1 – Securities Purchase Agreement

Exhibit 2 – Right of First Refusal and Co-Sale Agreement

Exhibit 3 – Amended and Restated Voting Agreement

Exhibit 4 – Investor Rights Agreement

Exhibit 5 – Joint Filing Agreement

CUSIP No. 404124109	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 25, 2020	FWHC Holdings, LLC By: HOA Capital LLC, its manager
By: /s/ J. Rex Farrior, III, Manager Name: J. Rex Farrior, III Title: Manager

HOA Capital LLC
By: /s/ J. Rex Farrior, III, Manager Name: J. Rex Farrior, III Title: Manager

/s/ J. Rex Farrior, III J. REX FARRIOR, III